 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Zimmerman, Lawrence A (Last) (First) (Middle) 800 Long Ridge Road P. O. Box 1600 (Street) Stamford, CT 06904 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Xerox Corporation XRX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/10/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President and CFO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/10/2003	04/10/2003	G	V	1,000	D		$70,081	D (01)
Common Stock								$5,000	I	Spouse
Common Stock	04/10/2003	04/10/2003	G	V	1,000	A		$4,000	I (01)	Custodian/Trustee for grandchildren
Incentive Stock Rights								$50,000	D
							$
							$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options	$7.885								12/31/2012	Common Stock			$187,000	D
Stock Options	$8.975								12/31/2011	Common Stock			$271,500	D

Explanation of Responses:

(01) Shares transferred to my grandchild.
By:	Date:
/s/ K. W. Fizer	04/14/2003
Attorney-In-Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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Additional Information Reported For This Form
Name and Address of Reporting Person* Zimmerman, Lawrence A (Last) (First) (Middle) 800 Long Ridge Road P. O. Box 1600 (Street) Stamford, CT 06904 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Xerox Corporation XRX	Statement for (Month/Day/Year) 04/10/2003

The undersigned hereby authorizes each of K. W. Fizer, L. F. Varon and M. S. Wagner, with full power to act alone, to file one or more beneficial ownership reports on behalf of the undersigned disclosing the undersigned's beneficial ownership of securities of Xerox Corporation, and amendments thereto, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, which reports and amendments shall contain such information as either K. W. Fizer, L. F. Varon or M. S. Wagner deems appropriate. The undersigned hereby appoints each of K. W. Fizer, L. F. Varon or M. S. Wagner as attorneys-in-fact, with full powers to act alone, to execute such Forms and any and all amendments thereto in the name oand on behalf of the undersigned and to file with the Securities and Exchange Commission a form of this Power of Attorney, hereby granting to said attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever that said attorney or attorneys may deem necessary or advisable to carry out fully the intent of the foregoing as the undersigned might or could do personally.
IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the 3th day of June, 2002.
/s/ Lawrence A. Zimmerman